Exhibit 99.1

Rogers Communications Inc. Announces Expiration and Final Results of Exchange Offer for Notes Issued in Connection with Prior Private Offering

TORONTO, July 25, 2023—Rogers Communications Inc. (“Rogers”) today announced the expiration and final results of its offer to exchange (the “Exchange Offer”) any and all of the US$7,050,000,000 aggregate principal amount of its outstanding senior notes previously issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), as set forth in the table below (the “Restricted Notes”), for an equal principal amount of new notes registered under the Securities Act (the “Exchange Notes”).

The Exchange Offer expired at 5:00 p.m., New York City time, on July 25, 2023 (the “Expiration Date”). As of the Expiration Date, the principal amounts of Restricted Notes set forth in the table below had been validly tendered and not validly withdrawn. Rogers has accepted for exchange all such tendered Restricted Notes in the Exchange Offer.

					Notes Tendered and Accepted as of the Expiration Date
Title of Series of Notes	Aggregate Principal Amount Outstanding		CUSIP	ISIN	Principal Amount	Percentage
2.95% Senior Notes due 2025	US$	1,000,000,000	775109 CA7 / C7923Q AE8	US775109CA78 / USC7923QAE82	$996,349,000	99.6%
3.20% Senior Notes due 2027	US$	1,300,000,000	775109 CB5 / C7923Q AF5	US775109CB51 / USC7923QAF57	$1,288,983,000	99.2%
3.80% Senior Notes due 2032	US$	2,000,000,000	775109 CC3 / C7923Q AG3	US775109CC35 / USC7923QAG31	$1,948,968,000	97.4%
4.50% Senior Notes due 2042	US$	750,000,000	775109 BZ3 / 7923Q AD0	US775109BZ39 / USC7923QAD00	$749,970,000	99.9%
4.55% Senior Notes due 2052	US$	2,000,000,000	775109 CD1 / C7923Q AH1	US775109CD18 / USC7923QAH14	$1,996,800,000	99.8%

Upon the settlement of the Exchange Offer, holders of Restricted Notes that have been accepted for exchange by Rogers will receive a like principal amount of Exchange Notes of the applicable series. Rogers expects that such settlement will occur on or about July 27, 2023.

The terms of the Exchange Notes to be issued upon the settlement of the Exchange Offer are substantially identical to the terms of the corresponding series of Restricted Notes, except that the Exchange Notes will be registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the Restricted Notes will not apply to the Exchange Notes. The Exchange Notes will represent the same debt as the Restricted Notes, and Rogers will issue the Exchange Notes under the same indenture that governs the applicable series of Restricted Notes.

The Exchange Offer was made pursuant to the terms and subject to the conditions set forth in a prospectus filed with the Securities and Exchange Commission dated June 20, 2023 (the “Prospectus”) and related letter of transmittal. This press release is not an offer to sell or a solicitation of an offer to buy any of the securities described herein.

About Rogers Communications Inc.

Rogers is Canada’s leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Caution Concerning Forward-Looking Statements

This press release may include “forward-looking information” within the meaning of applicable securities laws. We caution that forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A comprehensive discussion of risks associated with forward-looking information can be found in Rogers’ public reports and filings, including the risks outlined in the section entitled “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis of our audited consolidated financial statements as at and for the year ended December 31, 2022, and in the section entitled “Updates to Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis of our unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2023, which are available under our profile at www.sedar.com, and in the section entitled “Risk Factors” in the Prospectus.

For more information:

Rogers Communications media contact

Sarah Schmidt

647.643.6397

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647.435.6470

paul.carpino@rci.rogers.com